UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   N/A   to   N/A

Commission File Number: 1-05046

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Con-way 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.
2211 Old Earhart Road, Suite 100
Ann Arbor, MI  48105

CON-WAY 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Reports of Independent Registered Public Accounting Firms)

CON-WAY 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Con-way Inc. Administrative Committee
Con-way 401(k) Plan:
We have audited the accompanying statement of net assets available for benefits of Con-way 401(k) Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kieckhafer Schiffer & Company LLP

Portland, Oregon
June 25, 2013

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee
Con-way 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Con-way 401(k) Plan (the “Plan”) as of December 31, 2011. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Perkins & Company, P.C.

Portland, Oregon
June 25, 2012

CON-WAY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
	2012	2011
Assets:
Investments, at fair value:
Mutual funds	$30,980,238	$29,052,586
Common trust funds	4,747,477	4,618,384
Con-way Common Stock	1,229,228	1,482,889
Total investments	36,956,943	35,153,859
Receivables:
Participant contributions	53,338	48,749
Con-way contributions	208,179	99,770
Notes receivable from participants	1,792,286	1,713,119
Total receivables	2,053,803	1,861,638
Cash	80,884	—
Net assets available for benefits	$39,091,630	$37,015,497
See accompanying notes to financial statements.

CON-WAY 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2012
Additions:
Participant contributions	$2,258,345
Con-way contributions	775,687
Rollover contributions	28,291
Net appreciation in fair value of investments	3,664,746
Dividend and interest income	739,335
Interest received on notes receivable from participants	67,490
Total additions	7,533,894
Deductions:
Distributions to participants	(5,457,761)
Net increase	2,076,133
Net assets available for benefits, beginning of year	37,015,497
Net assets available for benefits, end of year	$39,091,630
See accompanying notes to financial statements.

CON-WAY 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011
1. Description of Plan
The following description of the Con-way 401(k) Plan (the Plan), is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.
General
The Con-way sponsored Plan is a defined contribution plan with profit-sharing, salary deferral and employee stock ownership plan features and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the Code).
Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the Trustee), is responsible for the control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the Trust).
Eligibility
Prior to January 1, 2012, eligibility was restricted to employees of Con-way Truckload, a subsidiary of the Company, who were not sales managers, directors, vice presidents or the president. Effective January 1, 2012, this restriction was changed to permit Con-way employees who are classified as sales managers, directors, vice presidents, or president to participate in the Plan so long as they are not considered a Qualified Employee under the Con-way Retirement Savings Plan and so long as they otherwise meet the Plan’s definition of a Qualified Employee. Employees are eligible to participate in the Plan if they are not covered by a collective bargaining agreement, are not a leased employee, are not a nonresident alien or are not a resident of Puerto Rico. There are no age requirements for eligibility. One year of service is required for participation. A supplemental employee must complete one year of service during which the employee works 1,000 hours.
Contributions
Participants may contribute up to 50% of their eligible compensation subject to certain limitations. Con-way, at its discretion, makes Matching Contributions to the Plan. During 2012, Con-way made Matching Contributions equal to 50% of the first seven percent of eligible compensation that participants contributed to the Plan.
Participant Accounts
The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested. As with balances in other invested funds, participants may transfer Con-way’s contributions to investments other than Con-way Common Stock.
A separate account is maintained for each participant of the Plan. Allocations of net Plan earnings are based upon participant account balances. The benefits to which participants are entitled are the benefits that can be provided from participants’ vested accounts.
Vesting
Participants are fully vested at all times in all elective deferrals and rollover contributions made to the Plan plus net earnings thereon. Matching Contributions for current employees vest as follows:

Less than two years	—%
Two years	20
Three years	40
Four years	60
Five years	80
Six or more years	100

Employees of Con-way’s pre-acquisition truckload business with three or more years of service as of December 31, 2007 vest in Matching Contributions as follows:

Less than two years	—%
Two years	40
Three years	60
Four years	80
Five or more years	100
Forfeited balances are used to reduce future Con-way contributions or are redistributed to Plan participants. At December 31, 2012 and 2011, forfeitures totaling approximately $32,000 and $166,000, respectively, were available to reduce future contributions. During 2012, forfeitures totaling approximately $100,000 were used to reduce employer contributions.
Notes Receivable from Participants
The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2012 bear interest at rates ranging from 4.25% to 8.75%. Principal and interest are paid ratably through payroll deductions.
Payments and Benefits
Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except participant accounts invested in Con-way Common Stock can, at the direction of the participant, be paid in shares.
Plan Termination
Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, all balances will become 100% vested and the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting.
Risks and Uncertainties
The Plan offers various investments that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Investments are reported at fair value. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, "Fair-Value Measurements," for a discussion of fair value measurements.
The annual change in market value, including realized gains and losses, is reported in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

Administrative Expenses
During 2012, administrative expenses of the Plan were paid by Con-way and by Plan participants. Participant payments of administrative expenses were collected in administrative fees through a reduction in certain funds’ net asset value and paid directly to the Trustee. Certain funds also charge investment management fees in accordance with each fund’s prospectus, through a reduction in the funds’ net asset value.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.
Estimates
Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles (GAAP). These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost plus accrued interest.
3. Fair-Value Measurements
Assets and liabilities reported at fair value are classified in one of the following three levels in the fair-value hierarchy:
Level 1 - Quoted market prices in active markets for identical assets or liabilities
Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3 - Unobservable inputs that are not corroborated by market data
The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. large company growth	$3,373,963	$—	$—	$3,373,963
U.S. large company value	1,048,667	—	—	1,048,667
U.S. small company growth	429,921	—	—	429,921
International equity	1,002,928	—	—	1,002,928
Targeted retirement date	23,439,768	—	—	23,439,768
Fixed income	1,684,991	—	—	1,684,991
Total mutual funds	30,980,238	—	—	30,980,238

Common trust funds:
U.S. equity index	—	375,986	—	375,986
Balanced	—	457,150	—	457,150
Fixed income	—	392,129	—	392,129
Money market	—	3,522,212	—	3,522,212
Total common trust funds	—	4,747,477	—	4,747,477

Con-way Common Stock	1,229,228	—	—	1,229,228

Total assets at fair value	$32,209,466	$4,747,477	$—	$36,956,943

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. large company growth	$3,338,072	$—	$—	$3,338,072
U.S. large company value	1,042,114	—	—	1,042,114
U.S. small company growth	368,918	—	—	368,918
International equity	913,882	—	—	913,882
Targeted retirement date	21,786,986	—	—	21,786,986
Fixed income	1,602,614	—	—	1,602,614
Total mutual funds	29,052,586	—	—	29,052,586

Common trust funds:
U.S. equity index	—	395,568	—	395,568
Balanced	—	339,662	—	339,662
Fixed income	—	406,410	—	406,410
Money market	—	3,476,744	—	3,476,744
Total common trust funds	—	4,618,384	—	4,618,384

Con-way Common Stock	1,482,889	—	—	1,482,889

Total assets at fair value	$30,535,475	$4,618,384	$—	$35,153,859
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Mutual funds and Con-way Common Stock: Valued at fair value equal to the daily closing price reported on the active market on which the individual securities are traded.
Common trust funds: Valued at the fair value of the underlying investments and reported at the net asset value (NAV) of units held by the Plan at year end. The common trust funds are considered Level 2 investments as the underlying securities are publicly traded.
The following table provides information regarding redemption of investments where the NAV has been used as a practical expedient to measure fair value at December 31, 2012 and 2011:

				Redemption
	Fair Value		Redemption	Notice
	2012	2011	Frequency	Period

Common trust funds	$4,747,477	$4,618,384	Daily	1 - 2 days
The common trust funds include investments that are operated by a trust company that manages a pooled group of trust accounts. Common trust funds combine the assets of various institutional investors to create a larger, well-diversified portfolio. Each investor owns a participating interest that is calculated in units and represents a portion of the holdings of the fund.
The investments in common trust funds can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. There are no unfunded commitments related to the common trust funds.

4. Investments
The following investments represent 5% or more of the Plan’s net assets.

	December 31,
	2012	2011
Mutual funds:
T. Rowe Price Growth Stock Fund, 54,888 and 63,540 shares, respectively	$2,073,671	$2,022,484
T. Rowe Price Retirement 2015 Fund, 338,037 and 372,102 shares, respectively	$4,353,910	$4,308,937
T. Rowe Price Retirement 2020 Fund, 309,703 and 325,847 shares, respectively	$5,537,487	$5,184,231
T. Rowe Price Retirement 2025 Fund, 324,610 and 304,775 shares, respectively	$4,258,881	$3,529,291
T. Rowe Price Retirement 2030 Fund, 193,906 and 200,247 shares, respectively	$3,668,698	$3,312,088
Common trust funds:
T. Rowe Price U.S. Treasury Money Market Trust, 3,522,212 and 3,476,744 shares, respectively	$3,522,212	$3,476,744
During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated or depreciated in value as follows:

Mutual funds	$3,602,147
Common trust funds	124,377
Con-way Common Stock	(61,778)
$3,664,746
5. Income Tax Status
The Internal Revenue Service (IRS) has determined and informed Con-way by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. In 2009, the Plan applied for a new determination letter in accordance with IRS requirements. Con-way and its outside legal counsel are currently working to provide additional information requested by the IRS with respect to the Plan's application.
6. Related-Party Transactions
Certain Plan investments are mutual funds and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.
The Plan offers Con-way Common Stock as an investment option for participants. Con-way Inc. is the Plan sponsor as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

				Schedule I
CON-WAY 401(k) PLAN
EIN 94-1444798
Plan No. 012
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
	Identity of
	issue, borrower,
	lessor, or	Description of investment including maturity date, rate of		Current
	similar party	interest, collateral, par, or maturity value	Cost	value
		Mutual Funds:
*	T. Rowe Price	Growth Stock Fund (54,888 shares)	$1,770,717	$2,073,671
*	T. Rowe Price	Equity Income Fund (39,647 shares)	922,787	1,048,667
*	T. Rowe Price	Science and Technology Fund (47,787 shares)	1,230,187	1,300,292
*	T. Rowe Price	Small-Cap Stock Fund (12,634 shares)	405,807	429,921
*	T. Rowe Price	Retirement 2005 Fund (63,070 shares)	708,730	765,667
*	T. Rowe Price	Retirement 2010 Fund (83,083 shares)	1,262,347	1,368,375
*	T. Rowe Price	Retirement 2015 Fund (338,037 shares)	3,968,600	4,353,910
*	T. Rowe Price	Retirement 2020 Fund (309,703 shares)	5,009,358	5,537,487
*	T. Rowe Price	Retirement 2025 Fund (324,610 shares)	3,818,547	4,258,881
*	T. Rowe Price	Retirement 2030 Fund (193,906 shares)	3,260,770	3,668,698
*	T. Rowe Price	Retirement 2035 Fund (99,528 shares)	1,191,672	1,331,690
*	T. Rowe Price	Retirement 2040 Fund (63,549 shares)	1,075,501	1,213,145
*	T. Rowe Price	Retirement 2045 Fund (36,010 shares)	408,371	457,685
*	T. Rowe Price	Retirement 2050 Fund (11,151 shares)	105,671	118,868
*	T. Rowe Price	Retirement 2055 Fund (5,821 shares)	56,551	61,353
*	T. Rowe Price	Retirement Income Fund (21,793 shares)	284,079	304,009
	PIMCO	PIMCO Total Return Institutional Fund (149,910 shares)	1,645,898	1,684,991
	Dodge & Cox	Dodge & Cox International Stock Fund (28,953 shares)	857,018	1,002,928
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (24,040 shares)	328,512	375,986
*	T. Rowe Price	Bond Index Trust (11,615 shares)	376,467	392,129
*	T. Rowe Price	U.S. Treasury Money Market Trust (3,522,212 shares)	3,522,212	3,522,212
*	T. Rowe Price	Retirement Strategy Trust - Balanced (12,583 shares)	414,348	457,150
		Common stock:
*	Con-way Inc.	Con-way Common Stock (44,185 shares)	1,307,969	1,229,228
		Participant loans:
*	Plan participants	Participant loans with interest from 4.25% to 8.75% and maturity dates through 2017	—	1,792,286
				$38,749,229
*	Represents a party-in-interest as of December 31, 2012.
	Note: Cost is calculated using the current value rolling-average cost method
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way 401(k) Plan
(Name of Plan)

June 25, 2013	/s/ Michael J. Morris
Michael J. Morris
Chairman, Con-way Inc. Administrative Committee

EXHIBIT INDEX

Exhibit Number            Exhibit

23.1            Consent of Independent Registered Public Accounting Firm
23.2            Consent of Independent Registered Public Accounting Firm